Mail Stop 4561



							December 11, 2008


By U.S. Mail and Facsimile (843) 674-3040

Mr. F.R. Saunders, Jr.
President and Chief Executive Officer
First Reliance Bancshares, Inc.
2170 W. Palmetto Street
Florence, South Carolina 29501


Re: 	First Reliance Bancshares, Inc.
Preliminary Proxy Statement on Schedule 14A
      File No. 000-49757
      Filed December 8, 2008


Dear Mr. Saunders:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





First Reliance`s TARP Application, page 8

1. Please discuss how your participation in the Capital Purchase
Program may:
* impact the holders of any outstanding senior classes of your securities;
* impact the rights of your existing common shareholders;
* require you to expand your board of directors to accommodate Treasury Department appointments to it;
* require you to register for resale securities you have issued to the
Treasury Department; and
* impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

2. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase
Program
and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.


Pro Forma Financial Information, page 9
3. Please revise your pro forma income statements for both
September
30, 2008 and December 31, 2007 to separately present the pro forma adjustment included in the "increase in net income from assumed use in proceeds" line item. This adjustment should instead be included in the "total interest expense" and "provision for income taxes" line items, as appropriate, so that these amounts are included within pro forma net income.


Incorporation of Certain Information By Reference, page 16

4. Please confirm to us supplementally that:
* you are eligible to incorporate by reference under Item
13(b)(1); or
* if you intend to incorporate by reference pursuant to Item
13(b)(2),
provide the disclosure required by Item 13(c)(2), including a statement that the information incorporated by reference is being delivered to security holders with the proxy statement.

      * * * * * * * * * * * * *

      As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact either Jonathan E. Gottlieb at (202) 551-
3416 or
me at (202) 551-3418 if you have questions regarding these comments.




						Sincerely,



						William C. Friar
						Senior Financial Analyst




Mr. F.R. Saunders, Jr.
First Reliance Bancshares, Inc.
December 11, 2008
Page 1